

16013703

UNITEDSTATES
:URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard New York, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 28th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albertus Maartens — 212-407-5022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Albertus Maartens, affirm that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard New York, Inc., as of December 31, 2015, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

President

Title



Notary Public

ROBERTA G. ROSENBLATT
Notary Public, State of New York
No. 01RO6128557
Qualified in New York County
Commission Expires June 13, 2017

This report ** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
( )	(c)	Statement of Income.
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
()	(j)	A Reconciliation, Including Appropriate Explanations of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
()	(k)	A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
( )	(o)	Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Rayfield & Licata
Certified Public Accountants

JOSEPH A. LICATA Sr.
ROBERT R. ROSS*
JOSEPH A. LICATA
CHRISTOPHER D. LICATA
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
Standard New York, Inc.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Standard New York, Inc. as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of Standard New York, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Standard New York, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Rayfield & Licata

February 25, 2016
Livingston, New Jersey

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

STANDARD NEW YORK, INC.
(a wholly owned subsidiary of Standard Bank Group Limited)

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS				
ASSETS				
Cash	$	8,992,320		
Income taxes receivable		98,244		
Deferred income taxes		77,000		
Other assets		26,884		
Total assets			$	9,194,448

LIABILITIES AND STOCKHOLDER'S EQUITY				
LIABILITIES				
Due to affiliates	$	725,149		
Accrued compensation and benefits		3,143,811		
Accrued expenses and other liabilities		47,369		
Total liabilities			$	3,916,329
STOCKHOLDER'S EQUITY				
Common stock (at stated value)				
3,000 shares authorized				
100 shares outstanding		100		
Paid in capital		4,999,900		
Retained earnings		278,119		
Total stockholder's equity				5,278,119
Total liabilities and stockholder's equity			$	9,194,448

See Notes to financial statement



STANDARD NEW YORK, INC.
(a wholly owned subsidiary of Standard Bank Group Limited)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2015

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization

The Company, a Delaware corporation, was incorporated on September 30, 2014. The Company is a wholly owned subsidiary of Standard Bank Group Limited, and an affiliate of The Standard Bank of South Africa Limited which is the main operating subsidiary of its Parent.

Since its inception through June 18, 2015, the Company restricted its activities to non-securities related client relationship management services for its non-U.S. Standard Bank Group affiliates. The Company commenced permitted broker-dealer securities activities when it became a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority on June 19, 2015.

The Company was established to provide securities transactions chaperoning services on an agency basis to its non-U.S. Standard Bank Group affiliates, primarily The Standard Bank of South Africa, in accordance with the exemptive provisions of Rule 15a-6 under the Securities Exchange Act of 1934. In that regard, the Company introduces U.S. institutional investors with respect to securities transactions services provided by the non-U.S. Standard Bank Group affiliates outside the United States, and intermediates such securities transactions services. Securities transactions effected by its non-U.S. Standard Bank Group affiliates with or on behalf of U.S. institutional investors and chaperoned by the Company may include: (i) equity and debt foreign securities transactions; (ii) foreign private primary market offerings of debt and equity securities; and (iii) chaperoning mergers and acquisitions. In addition, the Company's representatives will chaperone, where necessary, the distribution of research reports to U.S. institutional investors that have been prepared by non-U.S. Standard Bank Group affiliates.

The Company does not hold or owe funds or securities for customers and does not carry accounts of customers. Accordingly, the Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i).

B. Securities Transactions

Since becoming a registered broker-dealer on June 19, 2015, all of the Company's securities activities consisted of serving in an agency capacity and chaperoning securities transactions services for non-U.S. Standard Bank Group affiliates pursuant to Rule 15a-6 under the Securities Exchange Act of 1934. Securities transactions services conducted by the Company consisted entirely of chaperoning research distribution and foreign associated persons from non-U.S. Standard Bank Group affiliates.



C. Share-Based Compensation Plans

The Company accounts for share-based compensation plans of affiliates covering certain of its employees using the fair value based method. Cash-settled plans are accounted for as liabilities at fair value until settled. The liability is recognized over the vesting period and is revalued at each reporting date and on settlement. Any change in the liability is recognized in the statement of income.

D. Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income taxes expense is the taxes payable for the period and the change during the period in deferred tax assets and liabilities. Valuation allowances are used to reduce deferred tax assets to the amount considered likely to be realized.

The Company calculates its current and deferred income tax provision based upon estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified.

The amount of income taxes a Company pays is subject to ongoing audits by Federal, state and local taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At December 31, 2015, the Company did not record any liabilities for uncertain tax positions.

E. Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates.



NOTE 2: RELATED PARTY TRANSACTIONS

The Company has an agreement with The Standard Bank of South Africa which, among other terms and conditions, provides the methodologies by which the Company is allocated revenues for performing services for non-U.S. Standard Bank Group affiliates.

The Standard Bank Group has a cash-settled share-based compensation plan called the Standard Bank Group Quanto Stock Unit Plan. As a member entity of the Group, this plan covers certain employees of the Company. The plan awards employees stock units denominated in U.S. dollars, the value of which is based upon the Standard Bank Group shares listed on the Johannesburg Stock Exchange. The awards vest one-third per year with all awards becoming fully vested at the end of a three year period. The exercise and settlement of these awards generally occurs automatically during three scheduled dates beginning eighteen months after the award date and ending on the fourth anniversary of the award date. For all awards granted prior to 2012, the plan also includes a discretionary option for an additional amount (kicker payment) to be paid subject to the terms specified in the agreement. The statement of financial condition includes an accrued compensation liability of approximately $677,000 related to this plan. The Company paid approximately $461,000 to settle Quanto stock units during 2015.

The following table summarizes activity under this share-based compensation plans

Outstanding at January 1, 2015	8,232
Awarded/Issued	2,748
Leavers/Lapses and Transfers	(145)
Exercised	(3,369)
Outstanding at December 31, 2015	7,466



The following table summarizes details related to unexercised Quanto Stock Units

Award Date	Expiration Date	Grant Price on Award Date		Units Outstanding at December 31, 2015
March 2012	March 2016	$	108.90	1,632
March 2013	September 2016	$	115.51	1,504
March 2014	September 2017	$	126.87	1,582
March 2015	September 2018	$	156.96	2,748
				7,466

As of December 31, 2015, approximately $267,000 of compensation cost related to the unvested Quanto Stock units has not been recognized. Such costs will be recorded over the remaining vesting period as follows

Year ending December 31, 2016	$	67,000
Year ending December 31, 2017		147,000
Year ending December 31, 2018		53,000
	$	267,000

Due to affiliates of $725,149 as of December 31, 2015 consists of $618,787 due to The Standard Bank of South Africa and $106,362 due to Standard Advisory London Limited.

The Company has an expense sharing agreement, including related service level agreements and a sublease agreement, with ICBC Standard Resources (America) Inc., an affiliated entity, which establishes the basis by which this affiliate charges the Company for use of its facilities and other goods and services.

NOTE 3: EMPLOYEE SAVINGS PLAN

The Company's parent sponsors an employee savings plan for the Company under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made contributions of approximately $169,000 to the plan in 2015.



NOTE 4: INCOME TAXES

The tax effects of temporary differences that gave rise to the deferred income tax asset are as follows

Accrued compensation	$	71,781
State and local net operating loss carryovers		5,219
Total deferred income taxes asset	$	77,000

The Company is subject to tax examinations from U.S. Federal, state and local taxing authorities for the years 2014 through 2015.

The Company has a net operating loss carryforward available to offset future state and local taxable income of approximately $16,000 which expires in the year ending December 31, 2035.

NOTE 5: CREDIT RISK

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate nonperformance by the financial institution.

NOTE 6: LEASE COMMITMENT AND CONTINGENCIES

A. Operating Lease

The Company subleases office premises from ICBC Standard Resources (America) Inc., an affiliated entity, under a noncancelable operating lease which expires December 2019. The sublease agreement includes provisions for minimum rental payments plus additional rent related to utilities and other operating costs charged by the landlord to the affiliate.



Future minimum base rental payments on the noncancelable sublease are as follows

Year ending December 31, 2016	$	260,000
Year ending December 31, 2017		260,000
Year ending December 31, 2018		260,000
Year ending December 31, 2019		260,000
	$	1,040,000

B. Legal and Regulatory Matters

The Company is a registered broker-dealer and, as such, is subject to the continual oversight by those who regulate the broker-dealer industry, including the SEC and FINRA. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with the rules and regulations promulgated by the examining authorities. In the event of noncompliance, the Company may be subject to disciplinary action, including penalties and fines. Management is not aware of any asserted violations that could result in material exposure to the Company.

Claims and lawsuits may be instituted or asserted against the Company arising in the ordinary course of business. Based on information currently available, it is management's opinion that the ultimate outcome of any claims or litigation will not have a material adverse effect on the Company's overall financial condition. However, resolution of certain claims and lawsuits by settlement or otherwise could impact the operating results of the reporting period in which resolution occurs.

NOTE 7: REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $5,075,991 which was $4,814,902 in excess of its required minimum net capital of $261,089. The Company's ratio of aggregate indebtedness to net capital was .77 to 1 at December 31, 2015.



NOTE 8: SUBSEQUENT EVENTS

The Company has performed a review of subsequent events through February 25, 2016 the date the statement of financial condition was available to be issued.





Standard New York, Inc.

A wholly owned subsidiary of Standard Bank Group Limited

Audited Statement of Financial Condition

December 31, 2015

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a Public Document

STANDARD NEW YORK, INC.
(a wholly owned subsidiary of Standard Bank Group Limited)

AGREED-UPON PROCEDURES REPORT

DECEMBER 31, 2015

Rayfield & Licata • Certified Public Accountants

STANDARD NEW YORK, INC.
(a wholly owned subsidiary of Standard Bank Group Limited)

AGREED-UPON PROCEDURES REPORT

DECEMBER 31, 2015

Rayfield & Licata

Certified Public Accountants

JOSEPH A. LICATA Sr.
ROBERT R. ROSS*
JOSEPH A. LICATA
CHRISTOPHER D. LICATA
EDWARD J. LINDER*

* CPA - NJ, NY

Board of Directors and Stockholder
Standard New York, Inc.

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Standard New York, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Standard New York, Inc.'s compliance with the applicable instructions of Form SIPC-7. Standard New York, Inc.'s management is responsible for Standard New York, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to the cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with applicable supporting schedules and working papers, noting that the Company became a registered broker-dealer on June 19, 2015, and the SIPC Net Operating Revenues reported in Form SIPC-7 for the year ended December 31, 2015 properly differs from the total revenue per the audited Form X-17A-5 for the year ended December 31, 2015. The difference results from the SIPC Net Operating Revenues only including revenue earned from June 19, 2015 (date the Company became a registered broker-dealer) to December 31, 2015, and the audited Form X-17A-5 includes total revenue for the year ended December 31, 2015. The deduction amount reported on line 2c(8) was agreed to supporting schedules, noting no differences;

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related applicable schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rayfield & Licata

February 25, 2016
Livingston, New Jersey

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069552 FINRA DEC
STANDARD NEW YORK, INC.
520 MADISON AVENUE, 28TH FLOOR
NEW YORK, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carrie Madara #212-407-5026

2. A. General Assessment (item 2e from page 2) $ 13,312

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,169)
7/28/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 12,143

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,143

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 12,143

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STANDARD NEW YORK, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10th day of FEB, 20 16.

SVP FINANCE
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

See Independent Accountants' Report on Agreed-Upon Procedures

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2015 and ending 12/31/2015

Note - The Company became a Registered Broker-Dealer on June 19, 2015.

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$9,016,809
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Revenue earned 1/1/2015 - 6/18/2015 prior to broker-dealer registration & unrelated to securities business	(3,692,128)
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$5,324,681
2e. General Assessment @ .0025	$13,312
	(to page 1, line 2.A.)

See Independent Accountants' Report on Agreed-Upon Procedures